                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                                CyberMedia, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   23249P107
                         ------------------------------
                                 (CUSIP Number)

                                Prabhat K. Goyal
                             Chief Financial Officer
                            Network Associates, Inc.
                               3965 Freedom Circle
                              Santa Clara, CA 95054
                                 (408) 988-3832
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:
                               Dennis C. Sullivan
                        Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                            Palo Alto, CA 94301-3699
                                 (650) 328-6561

                                  July 28, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------
CUSIP NO. 23249P107                             SCHEDULE 13D
---------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Networks Associates, Inc. I.R.S. Employer Identification Number:
           77-0316593
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [X]
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    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC; OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
    BENEFICIALLY
      OWNED BY                  2,659,145*
      BY EACH         ----------------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
      BY EACH
     REPORTING                  2,787,116*
      PERSON          ----------------------------------------------------------
       WITH              9      SOLE DISPOSITIVE POWER
                                2,659,145*
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                2,787,116*
--------------------------------------------------------------------------------

--------
* On July 28, 1998, Networks Associates, Inc. ("Network Associates") entered into support agreements (the "Support Agreements") with Kanwal Rekhi, James
   R. Tolonen, Suhas Patil, Ronald S. Posner, Robert Davis and Kenneth Kucera (the "Stockholders"), each an affiliate of CyberMedia, Inc. (the "Issuer"). Pursuant to the Support Agreements, upon the terms set forth therein, the Stockholders generally have agreed to tender, in accordance with the terms of the tender offer described in this Schedule 13D (the "Offer"), an aggregate of approximately 2,787,116 shares of Common Stock, par value $0.01 per share, of the Issuer (the "Shares"). In addition, the Stockholders have granted an irrevocable proxy with respect to such Shares to Network Associates, which Shares are reflected in Rows (8) and (10).

   Also on July 28, 1998, Network Associates and the Issuer entered into a Note Purchase and Security Agreement pursuant to which Network Associates agreed to loan the Issuer $10,000,000 in principal amount (the outstanding principal balance and any accrued but unpaid interest constituting the "Loan Amount"). The Loan Amount is evidenced by a Secured Subordinated Convertible Promissory Note dated July 28, 1998 (the "Convertible Note"). The Convertible Note is convertible into 1,501,501 Shares, which Shares are reflected in Rows (7) and
   (9).

   In addition, in connection with the Offer, Network Associates and the Issuer entered into the Issuer Option Agreement, pursuant to which the Issuer granted Network Associates the Option (the "Issuer Option") to acquire, under certain circumstances, a number of Shares equal to 19.9% of the total number of Shares issued and outstanding as of July 27, 1998 less the number of Shares issuable upon full conversion of the Convertible Note. Assuming full conversion of the Convertible Note, the number of Shares subject to the Issuer Option would be 1,157,644.

---------------------------------
CUSIP NO. 23249P107                             SCHEDULE 13D
---------------------------------

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,446,261
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           34.0%+
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
+ Assumes full conversion of the Convertible Note and the exercise in full of the Issuer Option.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP NO. 23249P107                             SCHEDULE 13D
---------------------------------

Item 1.  Security and Issuer.

        This Schedule 13D relates to the common stock, $0.01 par value ("Common Stock"), of CyberMedia, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2850 Ocean Park Blvd., Suite 100, Santa Monica, CA 90405.

Item 2. Identity and Background.

        This Statement is being filed on behalf of Networks Associates, Inc., a Delaware corporation ("Network Associates"), having its principal office located at 3965 Freedom Circle, Santa Clara, California 95054.

        Network Associates is a leading developer and provider of network security and management software products.

        During the last five years, Network Associates has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The table set forth in Exhibit 1 is incorporated herein by reference and lists the name, principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for the directors and executive officers of Network Associates. The business address for the directors and executive officers of Network Associates is c/o Network Associates, Inc., 3965 Freedom Circle, Santa Clara, California 95054. To the knowledge of Network Associates, none of such directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        On July 28, 1998, Network Associates entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Network Associates, Cyclone Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Network Associates ("Purchaser"), and the Issuer. The Merger Agreement provides, among other things, for the commencement of a tender offer pursuant to which Purchaser offers to purchase all outstanding shares of Common Stock of the Issuer (the "Shares") at a purchase price of $9.50 per Share (such amount, or any greater amount per share paid pursuant to the Offer, being hereinafter referred to as the "Offer Price") (the "Offer"). Pursuant to the Merger Agreement, Network Associates commenced the Offer on August 3, 1998. The Offer is conditioned upon, among other things (1) there being validly tendered and not withdrawn prior to the Expiration Date (as hereinafter defined) or there being held by Network Associates, Purchaser or any affiliate thereof or issuable upon the exercise or conversion of any equity or debt security held by Network Associates, Purchaser or any affiliate thereof which is then exercisable or convertible, Shares that would constitute at least a majority of the Shares then outstanding, on a fully diluted basis on the date of purchase (including, for purposes of such calculation, all Shares issuable upon exercise of outstanding stock options and warrants which are

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---------------------------------
CUSIP NO. 23249P107                             SCHEDULE 13D
---------------------------------

vested or scheduled to vest prior to October 31, 1998 with an exercise price less than the Offer Price, and conversion of all convertible securities or other rights to purchase or acquire Shares with a conversion price less than the Offer Price) (the "Minimum Condition") and (2) the expiration or termination of any applicable waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "Hart-Scott-Rodino Act"). The Merger Agreement also provides that after the purchase of the Shares pursuant to the Offer and subject to the satisfaction or waiver of certain conditions set forth therein, Purchaser will be merged with and into the Issuer (the "Merger").

        Concurrently with the execution of the Merger Agreement, Network Associates entered into support agreements (the "Support Agreements") with Kanwal Rekhi, James R. Tolonen, Suhas Patil, Ronald S. Posner, Robert Davis and Kenneth Kucera (the "Stockholders"), each an affiliate of the Issuer. Pursuant to the Support Agreements, upon the terms set forth therein, the Stockholders generally have agreed to tender, in accordance with the terms of the Offer, approximately 2,787,116 Shares. In addition, the Stockholders have granted an irrevocable proxy with respect to such Shares to Network Associates.

        Also on July 28, 1998, immediately prior to the execution of the Merger Agreement, Network Associates and the Issuer entered into a Note Purchase and Security Agreement (the "Loan Agreement") pursuant to which Network Associates agreed to loan the Issuer $10,000,000 in principal amount (the outstanding principal balance and any accrued but unpaid interest constituting the "Loan Amount"). The Loan Amount is evidenced by a Secured Subordinated Convertible Promissory Note (the "Convertible Note"). The Convertible Note is convertible into 1,501,501 Shares.

        Also concurrently with the execution of the Merger Agreement, Network Associates and the Issuer entered into a stock option agreement (the "Issuer Option Agreement"), pursuant to which the Issuer granted Network Associates the option (the "Issuer Option") to acquire, under certain circumstances, a number of Shares equal to 19.9% of the total number of Shares outstanding as of July 27, 1998 less any Shares issuable upon full conversion of the Convertible Note. Assuming full conversion of the Convertible Note, such number of Shares issuable upon exercise of the Issuer Option would be 1,157,644.

        No monetary consideration has been tendered to date for the Shares underlying the Issuer Option, and no monetary consideration has been or will be paid in connection with the Support Agreements or the conversion of the Convertible Note. In the event that the Issuer Option becomes exercisable and the Issuer elects to exercise the Issuer Option, the Issuer intends to obtain the necessary funds from its available working capital.

Item 4. Purpose of Transaction.

        Each of the Support Agreements, the Convertible Note and the Issuer Option was entered into in connection with the Merger Agreement and the Offer.

        The purpose of the Offer and the Merger is for Network Associates to acquire control of, and the entire equity interest in, the Issuer. The purpose of the Merger is for Network Associates to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, the Issuer will become a wholly-owned subsidiary of Network Associates. The Offer is being made pursuant to the Merger Agreement.

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---------------------------------
CUSIP NO. 23249P107                             SCHEDULE 13D
---------------------------------

        It is expected that, initially following the Merger, the products of the Issuer will become part of Network Associates' McAfee Software Division, a new business unit dedicated to expanding Network Associates' desktop product line, and the business and operations of the Issuer will be integrated gradually into Network Associates' operations. Network Associates will continue to evaluate the business and operations of the Issuer during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Network Associates intends to seek additional information about the Issuer during this period. Thereafter, Network Associates intends to review such information as part of a comprehensive review of the Issuer's business, operations, capitalization and management with a view to optimizing exploitation of the Issuer's potential in conjunction with Network Associates' business.

        Under the Delaware General Corporation Law (the "DGCL"), the approval of the Issuer's Board of Directors and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Issuer's Board of Directors has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Issuer is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares outstanding on the record date set for the stockholder meeting at which the Merger Agreement is presented for adoption and approval. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders.

        In the Merger Agreement, the Issuer has agreed to take all action necessary to convene a special meeting of its stockholders as soon as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required by the DGCL. Network Associates has agreed that all Shares owned by it or any of its subsidiaries (including Purchaser) will be voted in favor of the Merger Agreement and the transactions contemplated thereby.

        If Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Network Associates will be entitled to designate such number of directors, rounded up to the next whole number, on the Issuer's Board of Directors as is equal to the product of the total number of directors (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Network Associates or its affiliates bears to the total number of Shares then outstanding. The Issuer has further agreed, upon request of Network Associates, to promptly take all actions necessary to cause Network Associates' designees to be so elected, including, if necessary, increasing the size of the Issuer's Board of Directors (to the extent permitted by the Issuer's Certificate of Incorporation and By-laws and/or seeking the resignations of one or more existing directors, provided, however, that prior to the Effective Time (as defined in the Merger Agreement) the Issuer's Board of Directors shall at all times have at least two members who are members of the Issuer's Board of Directors on the date of the Merger Agreement and are neither officers of the Issuer or any of its subsidiaries, nor officers or directors of Purchaser or any of its affiliates, or other independent directors appointed to replace such persons. Network Associates currently intends to designate a majority of the directors of the Issuer following consummation of the Offer. It is currently anticipated that Network Associates will designate William L. Larson, Prabhat K. Goyal, Zachary A. Nelson, Richard A. Hornstein and Gregory P.G. Wharton or such other persons as

---------------------------------
CUSIP NO. 23249P107                             SCHEDULE 13D
---------------------------------

Network Associates shall determine, to serve as directors of the Issuer following consummation of the Offer. Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Issuer's conduct of its business and operations.

        Under the DGCL, if Purchaser acquires, pursuant to the Offer, at least 90% of the outstanding Shares, Purchaser will be able to approve the Merger without a vote of the Company's stockholders. In such event, Network Associates and Purchaser anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Issuer's stockholders. If, however, Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Merger. Pursuant to the Merger Agreement, the Issuer has agreed to take all action necessary under the DGCL and its Certificate of Incorporation and By-laws to convene a meeting of its stockholders promptly following consummation of the Offer to consider and vote on the Merger Agreement, if a stockholders' vote is required.

        Except as indicated the Offer to Purchase, neither Network Associates nor Purchaser has any present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary, a sale or transfer of a material amount of assets of the Issuer or any subsidiary or any material change in the Issuer's capitalization or dividend policy or any other material changes in the Issuer's corporate structure or business, or the composition of the Issuer's Board of Directors or management.

        The purchase of the Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser.

        Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on the Nasdaq National Market. If trading volume were to be lower than such standards, quotations might continue to be published in the "additional list" or in one of the "local lists," or such quotations might not be published at all. If the number of holders of Shares (based on round lots ) fell below 400, the Nasdaq National Market might cease to provide quotations but quotations might still be available from other sources. Purchaser cannot predict whether Nasdaq National Market trading volume standards for publication will be met after the Offer.

        The Shares are currently registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such registration may be terminated upon application by the Issuer to the Commission if there are fewer than 300 record holders of Shares. It is the intention of Purchaser to seek to cause an application for such termination to be made as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met. If such registration were to be terminated, the Issuer would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information that it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the Commission under the Exchange Act; the officers, directors and 10% stockholder of the Issuer would no longer be subject to the "short-swing" insider trading reporting and profit recovery provisions of the Exchange Act or the proxy statement requirements of the Exchange Act in connection with stockholders' meetings; and the Shares would no longer be eligible for Nasdaq National Market

---------------------------------
CUSIP NO. 23249P107                             SCHEDULE 13D
---------------------------------

reporting. Furthermore, if such registration were to be terminated, persons holding "restricted securities" of the Issuer may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended ("the Securities Act").

Item 5. Interest in Securities of the Issuer.

        Network Associates is deemed to have beneficial ownership, as defined in Rule 13d-3(a), of an aggregate of 5,446,261 Shares, which would represent approximately 34.0% of the Shares that would be outstanding in the event of the full conversion of the Convertible Note and the exercise in full of the Issuer Option. Network Associates would have sole voting and dispositive power over (i) any Shares acquired pursuant to the mandatory tender provisions of the Support Agreement, (ii) any Shares issued upon the conversion of the Convertible Note and (iii) any Shares issued upon exercise of the Issuer Option. Currently, Network Associates has shared voting power over the 2,787,116 Shares subject to the provisions of the Support Agreements.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Support Agreements

        Concurrently with the execution of the Merger Agreement, Network Associates entered into the Support Agreements with the Stockholders, each of whom is an affiliate of the Issuer. In the aggregate, such Stockholders owned approximately 2,787,116 Shares representing approximately 20.9% of the currently outstanding Shares as of July 27, 1998. The following is a summary of the material terms of the Support Agreements. This summary is not a complete description of the terms and conditions of the Support Agreements and is qualified in its entirety by reference to the full text of the Support Agreements which is incorporated herein by reference and a copy of which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to this Schedule 13D.

        Pursuant to the Support Agreements, each of the Stockholders agreed to tender and not withdraw his Shares pursuant to the Offer. Each of the Stockholders has also agreed, for so long as his Support Agreement is in effect, at any meeting of the stockholders of the Issuer, however called, to vote his Shares in favor of the Merger, against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, and against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. Each of the Stockholders also granted representatives of Network Associates an irrevocable proxy to vote his Shares in favor of the Merger and other transactions contemplated by the Merger Agreement and against any other acquisition proposal.

        In addition, each of the Stockholders agreed not to (i) transfer any or all of his Shares, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of his Shares, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to his Shares, (iv) deposit his Shares into a voting trust or enter into a voting agreement or arrangement with respect to his Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Support Agreements or the Merger Agreement or which would make any representation or warranty of such stockholder under the Support Agreements untrue or incorrect.

---------------------------------
CUSIP NO. 23249P107                             SCHEDULE 13D
---------------------------------

        The agreements and proxy contained in each Support Agreement will terminate on the earlier of payment for the Shares pursuant to the Offer and the termination of the Merger Agreement in accordance with its terms.

        The Issuer Option Agreement

        Concurrently with the execution of the Merger Agreement, the Issuer and Network Associates entered into the Issuer Option Agreement. The following is a summary of the material terms of the Issuer Option Agreement. This summary is not a complete description of the terms and conditions of the Issuer Option Agreement and is qualified in its entirety by reference to the full text of the Issuer Option Agreement, which is incorporated herein by reference, and a copy of which has been filed with the Commission as an exhibit to this Schedule 13D.

        Pursuant to the Issuer Option Agreement, the Issuer granted Network Associates the option to acquire, under certain circumstances, a number of Shares equal to 19.9% of the total number of Shares issued and outstanding as of July 27, 1998 less the number of Shares issuable upon full conversion of the Convertible Note, and adjusted thereafter to reflect changes in the Issuer's capitalization occurring after the date of the Merger Agreement (provided that the number of Shares issuable upon exercise of the Issuer Option shall be reduced to the extent necessary so that the aggregate number of Shares issuable under the Issuer Option and upon conversion of the Convertible Note shall not, upon such issuance, constitute more than 19.9% of the total number of Shares issued and outstanding). The per share purchase price of Shares purchased pursuant to exercise of the Issuer Option is the Offer Price, payable in cash.

        The Issuer Option is exercisable, in whole or in part, at any time or from time to time after the occurrence of an event (a "Trigger Event") that causes a termination fee of $4,000,000 (the "Termination Fee") to become payable to Network Associates by the Issuer under the Merger Agreement. The Issuer Option terminates upon the earlier of the following: (i) the Effective Time (as defined in the Merger Agreement) of the Merger, (ii) the termination of the Merger Agreement under circumstances that do not constitute a Trigger Event and following which a Trigger Event cannot occur, (iii) six months after Network Associates receives written notice from the Issuer of the occurrence of a Trigger Event, (iv) 12 months following the termination of the Merger Agreement if during such 12-month period no Trigger Event has occurred, and no transaction, the consummation of which would give rise to a Trigger Event, is pending, and (v) the date following 12 months after the termination of the Merger Agreement when no transaction entered into or commenced prior to that date that, if consummated, would have given rise to a Trigger Event, remains pending. The exercise period is automatically extended if exercise of the Issuer Option is prohibited or restrained for certain legal reasons. In addition, the Issuer Option cannot be exercised by Network Associates if Network Associates is in material breach of its material representations, warranties, covenants or agreements in the Issuer Option Agreement or the Merger Agreement.

        The Issuer's obligation to issue Shares under the Issuer Option is subject to a number of conditions, including expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, the absence of any injunction or order, receipt of any required governmental consents, approvals, orders, authorizations and permits.

        At any time when the Issuer Option is exercisable, Network Associates has the right (the "Put Option") to require the Issuer to repurchase the Issuer Option, either in whole or in part, at a price equal

---------------------------------
CUSIP NO. 23249P107                             SCHEDULE 13D
---------------------------------

to (i) the difference between the Market Price (as defined below) and the exercise price, multiplied by (ii) the number of Shares subject to purchase under the Issuer Option or the portion thereof specified in the repurchase notice. "Market Price" is defined as the average per share closing sale price of the Shares on the Nasdaq National Market for the 10 trading days immediately preceding the date of the repurchase notice.

        In the event that Network Associates (and/or any of its affiliates) receives Net Proceeds (as defined below) which, combined with any Termination Fee paid to Network Associates pursuant to the Merger Agreement and any payment made to Network Associates (and/or any of its affiliates) pursuant to Network Associates' exercise of the Put Option (or upon any other sale of the Issuer Option) exceed $5,500,000, Network Associates is required to promptly remit to the Issuer an amount equal to all Net Proceeds in excess of such amount. "Net Proceeds" is defined as the aggregate proceeds from the sale or other disposition of Shares acquired by Network Associates (and/or any of its affiliates) upon exercise of the Issuer Option (plus any securities or other assets issued to Network Associates (and/or any of its affiliates) in exchange for or as dividends upon such Shares and any cash dividends received by Network Associates (and/or any of its affiliates) with respect to such Shares) less the exercise price multiplied by the number of Shares included in such disposition.

        Prior to July 28, 2003, the Issuer Option Agreement requires Network Associates to vote all Shares acquired upon exercise of the Issuer Option in the same manner and in the same proportion as all other Shares are voted on each matter submitted to a stockholder vote. In addition, the Issuer Option Agreement requires Network Associates to execute written consents with respect to such Shares in the same proportion as written consents are executed by other holders of Shares.

        Under the Issuer Option Agreement, Network Associates' right to sell, assign, pledge or otherwise dispose of or transfer Shares acquired upon exercise of the Issuer Option is subject to certain restrictions and first-refusal rights in favor of the Issuer.

        In addition, the Issuer Option Agreement gives Network Associates certain rights to have the Shares acquired upon exercise of the Issuer Option registered under the Securities Act for sale in a public offering. The registration rights take effect after the termination of the Merger Agreement and are subject to certain conditions and limitations. In lieu of registration, the Issuer Option Agreement gives the Issuer the option to agree to purchase, for cash, all or part of the Shares covered by the registration request, at a price equal to at least 80% of the average per share closing sale price of the Shares on the Nasdaq National Market for the 20 trading days immediately preceding the date Network Associates gives notice. The Issuer Option Agreement allows Network Associates to demand a total of two registrations, and allows the Issuer to defer the requested registrations for prescribed periods of time under certain circumstances.

---------------------------------
CUSIP NO. 23249P107                             SCHEDULE 13D
---------------------------------

        The Loan Agreement

        On July 28, 1998, immediately prior to the execution of the Merger Agreement, the Issuer and Network Associates entered into the Loan Agreement pursuant to which Issuer agreed to loan the Issuer the Loan Amount. The Loan Amount is evidenced by the Convertible Note issued concurrently with the execution of the Loan Agreement. The following is a summary of the material terms of the Loan Agreement and the Convertible Note. This summary is not a complete description of the terms and conditions of the Loan Agreement or Convertible Note, and is qualified in its entirety by reference to the full text of such agreements, which are incorporated herein by reference and copies of which have been filed with the Commission as an exhibit to this Schedule 13D.

        Conversion Right. Network Associates has the right, in its sole discretion, at any time and from time to time to elect to convert all or any part of the Loan Amount into the number of Shares (the "Conversion Shares") determined by dividing the total Loan Amount being converted by the Conversion Price. The Conversion Price means $6.66 per Share, subject to adjustment for stock splits, subdivisions and reverse stock splits.

        Interest. The Convertible Note bears interest at an annual rate equal to LIBOR (3-month) in effect on the first day of each calendar quarter, plus two percent. Upon an "Event of Default" (as defined in the Convertible Note and described below), interest will accrue at an annual rate equal to two percent plus the rate otherwise in effect. Interest payments are due on the first day of each calendar quarter, beginning on October 1, 1998, and upon maturity or any prepayment of the outstanding principal amount.

        Repayment; Acquisition. The Loan Amount is payable in full on July 28, 2000. Unless and until the Merger Agreement shall have been terminated in accordance with its terms, the Issuer may not prepay any principal or interest under the Convertible Note without the prior written consent of Network Associates. Thereafter, the Issuer shall have the right at any time and from time to time, upon 10 business days' prior written notice to Network Associates (during which notice period Network Associates will remain entitled to elect to convert all or part of the Loan Amount), to prepay the Loan Amount, in whole or in part, without payment of any premium or penalty. The Loan Amount is due and payable (without any prepayment penalty), upon either (i) the closing of the sale or transfer of all or substantially all of the Issuer's assets; or (ii) the closing of a merger or consolidation of the Issuer or other transaction or series of related transactions in which the stockholders immediately prior to such transaction or transactions do not own a majority of the voting securities of the Issuer or the surviving corporation as applicable.

        Subordination. The Convertible Note is subordinated, as to both security interest and right of payment, to up to $6 million of senior debt which the Issuer may obtain from banks, insurance companies, lease financing institutions or other institutional lenders (the "Senior Debt").

        Security Interests. As collateral security for the prompt and complete payment and performance of the Issuer's obligations under the Convertible Note, the Issuer granted Network Associates a continuing security interest in all of the presently existing and hereafter acquired or arising assets of the Issuer, including the Issuer's intangible property and intellectual property rights (the "Collateral").

---------------------------------
CUSIP NO. 23249P107                             SCHEDULE 13D
---------------------------------

        Covenants. In connection with the Loan Agreement, the Issuer covenanted that it:

                (a) will not transfer or otherwise encumber any interest in the Collateral, except for certain permitted liens that may be granted in favor of the holders of Senior Debt and except for non-exclusive licenses under its patents, copyrights and other intellectual property rights granted by the Issuer in the ordinary course of business;

                (b) will deliver to Network Associates a quarterly report listing any applications or registrations that it has made, filed or acquired in respect of any patents, copyrights or trademarks and the status of any outstanding applications or registrations;

                (c) will protect, defend and maintain the validity and enforceability of its material patents and copyrights, use its best efforts to detect infringements of its patents and copyrights and promptly advise Network Associates of infringements detected, and not allow any material patents or copyrights to be abandoned, forfeited or dedicated to the public without the written consent of Network Associates, which shall not be unreasonably withheld;

                (d) will within 30 days of the date of the Loan Agreement register or cause to be registered (to the extent not already registered) with the United States Copyright Office, the copyrights associated with the currently shipping versions of its "First Aid" software products, and register with the United States Copyright Office once each calendar quarter those additional copyrights developed, authored or acquired by the Issuer from time to time for new releases and of each then shipping version of its First Aid and Uninstaller software; and

                (e) will not create, incur, assume or suffer to exist any lien with respect to any of its property or assign or otherwise convey any right to receive income therefrom, or enter into any agreement that would impair or conflict with its obligations under the Loan Agreement and Convertible Note without Network Associates' prior written consent, which consent shall not be unreasonably withheld, and will not permit the inclusion in any contract to which it becomes a party of any provisions that could or might in any way prevent the creation of a security interest in the Issuer's rights and interests in any property included within the definition of the Collateral acquired under such contracts, except for permitted liens and the granting of liens in favor of the holders of Senior Debt, and except that certain contracts may contain anti-assignment provisions that could in effect prohibit the creation of a security interest in such contracts if the Issuer is required, in its commercially reasonable judgment, to accept such provisions.

        Events of Default. The occurrence of any of the following would constitute an Event of Default under the Loan Agreement and Convertible Note:

                (a) The Issuer's breach of the obligation to pay any amount due within 10 days of the date of written notice from Purchaser to the Issuer of such breach;

                (b) The Issuer's failure to perform, keep or observe any of its covenants, conditions, promises, agreements or obligations under any agreement with any third person or entity, after the expiration of any applicable grace period under such agreement, or after any period of forbearance acknowledged in writing by the other party to such agreement, if such failure has a material adverse effect on the Issuer's assets, operations or financial condition;

---------------------------------
CUSIP NO. 23249P107                             SCHEDULE 13D
---------------------------------

                (c) The Issuer's institution of proceedings against itself, or the Issuer's filing of a petition or answer or consent seeking reorganization or release, under the federal Bankruptcy Code, or any other applicable federal or state law relating to creditors' rights and remedies, or the Issuer's consent to the filing of any such petition or the appointment of a receiver, liquidation, assignee, trustee or other similar official of the Issuer or of any substantial part of its property, or the Issuer's making of an assignment for the benefit of creditors, or the taking of corporate action in furtherance of such action;

                (d) the creation (whether voluntary or involuntary) of, or any attempt to create, any lien or encumbrance upon any of the Collateral, other than permitted liens and liens in favor of the holders of Senior Debt, or the making or any attempt to make any levy, seizure or attachment thereof and such lien, encumbrance, levy, seizure or attachment has not been removed, discharged or rescinded within 10 days after the Issuer is notified of or learns of such lien, encumbrance, levy, seizure or attachment;

                (e) the occurrence and continuance of any default under any lease or agreement for borrowed money that gives the lessor or the creditor of such indebtedness, as applicable, the right to accelerate the lease payments or the indebtedness, as applicable, in an amount in excess of $1,000,000 or the right to exercise any rights or remedies with respect to any of the Collateral;

                (f) the entry of any judgment or order against the Issuer in an amount in excess of $1,000,000 which remains unsatisfied or undischarged and in effect for 30 days without a stay of enforcement or execution; or

                (g) the Issuer's breach of any warranty or agreement made by the Issuer in the Loan Agreement and, as to any breach that is capable of cure, the Issuer fails to cure such breach within 20 days of notice from Network Associates of the occurrence of such breach.

        Remedies upon Event of Default. Upon an Event of Default, Network Associates will have all the rights and remedies of a secured creditor under California law, including the right to foreclose on the Collateral, to require the Issuer to assemble the Collateral and any tangible property in which Network Associates has a security interest and to make it available to Network Associates at a place designated by Network Associates. Network Associates will have a nonexclusive, royalty-free license to use the copyrights, patents and trademarks of the Issuer to the extent reasonably necessary to permit Network Associates to exercise its rights and remedies upon the occurrence of an Event of Default. The Issuer will pay any expenses (including reasonable attorneys' fees) incurred by Network Associates in connection with the exercise of any of Network Associates' rights upon default, including without limitation, any expense incurred in disposing of the Collateral.

        Registration Rights. Network Associates has the right to demand that the Issuer register Conversion Shares under the Securities Act. Network Associates may demand up to four registrations, at the Issuer's expense, for resale in a public offering if the Issuer is eligible to register shares on Form S-3 (or two registrations if it is not so eligible). The right to demand registration is subject to various conditions and limitations, including the right of the Issuer to defer such registration for prescribed periods of time under certain circumstances.

---------------------------------
CUSIP NO. 23249P107                             SCHEDULE 13D
---------------------------------

Item 7. Material to be filed as Exhibits.

   EXHIBIT NO.     DESCRIPTION
   -----------     -----------
        1.      Directors and Executive Officers of Networks Associates, Inc.

        2.      Offer to Purchase, dated August 3, 1998.

        3. Agreement and Plan of Merger, dated as of July 28, 1998, by and among Network Associates, Purchaser and the Issuer.

        4. Stock Option Agreement, dated as of July 28, 1998, by and between Network Associates and the Issuer.

        5. Support Agreement, dated as of July 28, 1998, by and between Network Associates and Kanwal Rekhi.

        6. Support Agreement, dated as of July 28, 1998, by and between Network Associates and James R. Tolonen.

        7. Support Agreement, dated as of July 28, 1998, by and between Network Associates and Suhas Patil.

        8. Support Agreement, dated as of July 28, 1998, by and between Network Associates and Ronald S. Posner.

        9. Support Agreement, dated as of July 28, 1998, by and between Network Associates and Robert Davis.

       10. Support Agreement, dated as of July 28, 1998, by and between Network Associates and Kenneth Kucera.

       11. Note Purchase and Security Agreement, dated as of July 28, 1998, by and among the Issuer and Network Associates.

       12.      Secured Subordinated Convertible Promissory Note, dated July 28,
                1998, made by the Issuer in favor of Network Associates.

---------------------------------
CUSIP NO. 23249P107                             SCHEDULE 13D
---------------------------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 7, 1998


                                        NETWORKS ASSOCIATES, INC.

                                        /s/ William L. Larson
                                        ----------------------------------------
                                        By:  William L. Larson
                                        Its: Chief Executive Officer and
                                             Chairman of the Board

   EXHIBIT NO.     DESCRIPTION
   -----------     -----------
        1.      Directors and Executive Officers of Networks Associates, Inc.

        2.      Offer to Purchase, dated August 3, 1998.

        3. Agreement and Plan of Merger, dated as of July 28, 1998, by and among Network Associates, Purchaser and the Issuer.

        4. Stock Option Agreement, dated as of July 28, 1998, by and between Network Associates and the Issuer.

        5. Support Agreement, dated as of July 28, 1998, by and between Network Associates and Kanwal Rekhi.

        6. Support Agreement, dated as of July 28, 1998, by and between Network Associates and James R. Tolonen.

        7. Support Agreement, dated as of July 28, 1998, by and between Network Associates and Suhas Patil.

        8. Support Agreement, dated as of July 28, 1998, by and between Network Associates and Ronald S. Posner.

        9. Support Agreement, dated as of July 28, 1998, by and between Network Associates and Robert Davis.

       10. Support Agreement, dated as of July 28, 1998, by and between Network Associates and Kenneth Kucera.

       11. Note Purchase and Security Agreement, dated as of July 28, 1998, by and among the Issuer and Network Associates.

       12.      Secured Subordinated Convertible Promissory Note, dated July 28,
                1998, made by the Issuer in favor of Network Associates.